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                                                                    EXHIBIT 99.3
                                                           [English Translation]



               TERMINATION OF CORPORATE REORGANIZATION PROCEEDINGS

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1. Decision Date                       June 23, 2005
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2. Competent Court                     The 5(th) Bankruptcy Division of the
                                       Seoul District Court
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                                       Subject
                                           Case No. : 2003-5 Corporate
                                                      Reorganization
                                                      Korea Thrunet Co., Ltd.
                                                      1338-5 Seocho-dong,
                                                      Seocho-ku, Seoul
                                           Receiver : Seok Won Park

                                       Decision
                                           Corporate reorganization proceedings
                                       of the above company shall be terminated.

                                       Reason (summary)
3. Details of the Decision and             The Company entered into an
Reason investment agreement with hanarotelecom incorporated on February 4, 2005 as part of the Company's plan to draw outside capital for early normalization of the Company's operation. The Company repaid its reorganization claims by using the proceeds from the above investment. As a result, the Company's financial structure was improved and the Company is expected to operate as a solvent enterprise without much difficulties. Therefore, it has been decided that the Company's corporate reorganization proceedings will be terminated in accordance with Item 1,
                                       Article 271 of the Corporate
                                       Reorganization Act of Korea.
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4. Decision Filing Date                              June 23, 2005
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5. Future Plan                                             -
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6. Others                                                  -
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-  Date of Relevant Disclosure                             -
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-  Relevant Regulation on Disclosure   The Securities and Exchange Act of Korea
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